StoneMor Partners L.P.

155 Rittenhouse Circle

Bristol, Pennsylvania 19007

August 26, 2004

Via EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	StoneMor Partners L.P.

Withdrawal of Form 8-A, File No. 001-32270

Ladies and Gentlemen:

In accordance with Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), StoneMor Partners L.P., a Delaware limited partnership (the “Registrant”) hereby respectfully requests the immediate withdrawal of the above-referenced Registration Statement on Form 8-A (the “Registration Statement”) (File No. 001-32270) filed on August 5, 2004.

The Registrant is making this request because the Registration Statement was mistakenly filed as a Form 8-A12B rather than a Form 8-A12G. No securities were sold in connection with the Registration Statement. The Registrant filed the appropriate Form
8-A12G on August 23, 2004 (File No. 000-50910).

We appreciate your assistance and should you need any additional information, please feel free to contact the undersigned at (215) 826-2801 or Jeremy Wagers of Vinson & Elkins L.L.P., at (713) 758-4712.

Respectfully submitted, StoneMor Partners L.P.

By:	StoneMor GP LLC its General Partner

	By:	/s/ Lawrence Miller
Lawrence Miller Chief Executive Officer, President and Chairman of the Board of Directors